FORM 6 - K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934
As of 11/4/2009
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of September 30, 2009.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERNIUM S.A.

By:	/s/ Roberto Philipps Name: Roberto Philipps	By:	/s/ Daniel Novegil Name: Daniel Novegil
	Title: Chief Financial Officer		Title: Chief Executive Officer
Dated: November 4, 2009

TERNIUM S.A.
CONSOLIDATED CONDENSED INTERIM
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009
AND FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2009 AND 2008
46a, Avenue John F. Kennedy, 2nd floor
L — 1855
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM INCOME STATEMENTS

		Three-month period		Nine-month period
		ended September 30,		ended September 30,
	Notes	2009	2008	2009	2008
		(Unaudited)		(Unaudited)
Continuing operations
Net sales	3	1,278,835	2,436,913	3,593,783	6,743,766
Cost of sales	3 & 4	(1,005,363)	(1,724,097)	(3,098,633)	(4,751,294)

Gross profit	3	273,472	712,816	495,150	1,992,472

Selling, general and administrative expenses	3 & 5	(114,570)	(184,788)	(393,727)	(509,920)
Other operating (expenses) income, net	3	(24)	(3,842)	(21,119)	7,225

Operating income	3	158,878	524,186	80,304	1,489,777

Interest expense		(25,589)	(29,058)	(85,425)	(103,448)
Interest income		5,752	2,182	16,121	26,325
Interest income — Sidor financial asset	11(ii)	38,259	—	95,385	—
Other financial (expenses) income, net	6	(44,911)	(156,545)	13,836	(38,297)

Equity in earnings of associated companies		270	(120)	928	770

Income before income tax expense		132,659	340,645	121,149	1,375,127

Income tax
Current and deferred income tax (expense) benefit		(28,002)	(90,544)	23,153	(404,849)
Reversal of deferred statutory profit sharing	9	—	—	—	96,265

Income from continuing operations		104,657	250,101	144,302	1,066,543

Discontinued operations
(Loss) income from discontinued operations	11	—	(2,842)	428,023	157,095

Profit for the period		104,657	247,259	572,325	1,223,638

Attributable to:
Equity holders of the Company		88,480	211,652	558,116	1,049,411
Minority interest		16,177	35,607	14,209	174,227

		104,657	247,259	572,325	1,223,638

Weighted average number of shares outstanding		2,004,743,442	2,004,743,442	2,004,743,442	2,004,743,442
Basic and diluted earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)		0.04	0.11	0.28	0.52
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

	Nine-month period ended September 30, 2009			Nine-month period ended September 30, 2008
	Attributable to			Attributable to
	the Company’s	Minority		the Company’s		Minority
	equity holders	interest	Total	equity holders		interest	Total

Profit for the period	558,116	14,209	572,325	1,049,411		174,227	1,223,638

Other comprehensive income:

Currency translation adjustment	(100,971)	(63,536)	(164,507)	126,977	(1)	30,534	157,511

Cash flow hedges	26,302	3,346	29,648	(16,581)		(2,117)	(18,698)

Income tax relating to cash flow hedges	(7,365)	(937)	(8,302)	4,643		593	5,236

Other comprehensive (loss) income for the period, net of tax	(82,034)	(61,127)	(143,161)	115,039		29,010	144,049

Total comprehensive income (loss) for the period (unaudited)	476,082	(46,918)	429,164	1,164,450		203,237	1,367,687

(1)	Includes an increase of USD 151.5 million corresponding to the currency translation adjustment from discontinued operations. See Note 11 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL POSITION

	Notes	September 30, 2009		December 31, 2008
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	3,967,004		4,212,313
Intangible assets, net	8	1,063,604		1,136,367
Investments in associated companies		6,384		5,585
Sidor financial asset	11 (ii)	258,208		—
Other investments, net		18,483		16,948
Receivables, net		167,120	5,480,803	120,195	5,491,408

Current assets
Receivables		125,164		248,991
Derivative financial instruments		3,949		1,516
Inventories, net		1,093,019		1,826,547
Trade receivables, net		467,071		622,992
Sidor financial asset	11 (ii)	952,652		—
Available for sale assets — discontinued operations	11 (ii)	—		1,318,900
Other investments		69,521		90,008
Cash and cash equivalents		1,884,367	4,595,743	1,065,552	5,174,506

Non-current assets classified as held for sale			10,348		5,333

			4,606,091		5,179,839

Total assets			10,086,894		10,671,247

EQUITY
Capital and reserves attributable to the company’s equity holders			5,073,634		4,597,370

Minority interest			916,798		964,094

Total equity			5,990,432		5,561,464

LIABILITIES
Non-current liabilities
Provisions		20,743		24,400
Deferred income tax		826,799		810,160
Other liabilities		154,881		148,690
Derivative financial instruments		35,196		65,847
Borrowings		1,806,519	2,844,138	2,325,867	3,374,964

Current liabilities
Current tax liabilities		79,344		194,075
Other liabilities		62,604		103,376
Trade payables		435,504		438,711
Derivative financial instruments		41,799		57,197
Borrowings		633,073	1,252,324	941,460	1,734,819

Total liabilities			4,096,462		5,109,783

Total equity and liabilities			10,086,894		10,671,247

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial public	Revaluation	Capital stock	Currency
	Capital stock	offering	and other	issue discount	translation	Retained		Minority	Total
	(2)	expenses	reserves	(3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2009	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

Profit for the period						558,116	558,116	14,209	572,325
Other comprehensive income (loss) for the period			18,937		(100,971)		(82,034)	(61,127)	(143,161)

Total comprehensive income (loss) for the period			18,937		(100,971)	558,116	476,082	(46,918)	429,164

Acquisition of business (4)			182				182	(378)	(196)

Balance at September 30, 2009 (unaudited)	2,004,743	(23,295)	1,721,404	(2,324,866)	(629,456)	4,325,104	5,073,634	916,798	5,990,432

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)	At September 30, 2009, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
On February 5, 2009, Ternium Internacional España S.L.U. acquired from its related company Siderca S.A.I.C., 53,452 shares of Siderar S.A.I.C., representing 0.015% of that company’s share capital, for an aggregate purchase price of USD 196 thousand. After this acquisition, Ternium increased its ownership in Siderar to 60.94%.

As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation being recorded directly in equity.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)

	Attributable to the Company’s equity holders (1)
		Initial public	Revaluation	Capital stock	Currency
	Capital stock	offering	and other	issue discount	translation	Retained		Minority	Total
	(2)	expenses	reserves	(3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2008	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

Profit for the period						1,049,411	1,049,411	174,227	1,223,638
Other comprehensive income for the period			(11,938)		126,977		115,039	29,010	144,049

Total comprehensive income for the period			(11,938)		126,977	1,049,411	1,164,450	203,237	1,367,687

Reversal of revaluation reserves related to discontinued operations (4)			(91,696)			91,696

Dividends paid in cash and other distributions			(100,237)				(100,237)		(100,237)

Dividends paid in cash and other distributions by subsidiary companies								(19,595)	(19,595)

Minority interest in discontinued operations								(889,342)	(889,342)

Balance at September 30, 2008 (unaudited)	2,004,743	(23,295)	1,743,092	(2,324,866)	16,238	4,100,981	5,516,893	1,099,543	6,616,436

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 10 (iii).

(2)	At September 30, 2008, the Capital Stock adds up to 2,004,743,442 shares at a nominal value of USD 1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
Corresponds to the reversal of the revaluation reserve recorded in fiscal year 2005, representing the excess of fair value over the book value of Ternium’s pre-acquisition interest in the net assets of Sidor.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable. See Note 10 (iii).
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Consolidated condensed interim financial statements as of September 30, 2009 and for the nine-month periods ended September 30, 2009 and 2008
(All amounts in USD thousands)
CONSOLIDATED CONDENSED INTERIM STATEMENTS OF CASH FLOWS

		Nine-month period
		ended September 30,
	Notes	2009	2008
		(Unaudited)
Cash flows from operating activities
Income from continuing operations		144,302	1,066,543
Adjustments for:
Depreciation and amortization	7 & 8	285,291	318,664
Income tax accruals less payments		(120,499)	110,039
Equity in earnings of associated companies		(928)	(770)
Interest accruals less payments		(3,815)	(85,707)
Impairment charge	10 (ii)	27,022	—
Changes in provisions		2,631	4,707
Changes in working capital		847,430	(1,451,867)
Interest income — Sidor financial asset	11 (ii)	(95,385)	—
Net foreign exchange results and others		3,154	(20,256)

Net cash provided by (used in) operating activities		1,089,203	(58,647)

Cash flows from investing activities
Capital expenditures	7 & 8	(145,764)	(415,312)
Proceeds from the sale of property, plant and equipment		2,284	1,441
Decrease (increase) in other investments		20,487	(23,757)
Acquisition of business		(196)	—
Proceeds from the sale of discontinued operations	11 (i)	—	718,635
Proceeds from Sidor financial asset	11 (ii)	666,543	—
Discontinued operations	11 (iv)	—	242,370

Net cash provided by investing activities		543,354	523,377

Cash flows from financing activities
Dividends paid in cash and other distributions		—	(100,237)
Dividends paid in cash and other distributions by subsidiary companies		—	(19,595)
Proceeds from borrowings		205,887	371,973
Repayments of borrowings		(1,017,427)	(1,073,976)

Net cash used in financing activities		(811,540)	(821,835)

Increase/(Decrease) in cash and cash equivalents		821,017	(357,105)

Movement in cash and cash equivalents
At January 1,		1,065,552	1,125,830
Effect of exchange rate changes		(2,202)	1,022
Increase/(Decrease) in cash and cash equivalents		821,017	(357,105)
Cash & cash equivalents of discontinued operations at March 31, 2008		—	(157,894)

Cash and cash equivalents at September 30,		1,884,367	611,853

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements
INDEX TO THE NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
1	General information and basis of presentation

2	Accounting policies

3	Segment information

4	Cost of sales

5	Selling, general and administrative expenses

6	Other financial income (expenses), net

7	Property, plant and equipment, net

8	Intangible assets, net

9	Deferred statutory profit sharing

10	Contingencies, commitments and restrictions on the distribution of profits

11	Discontinued operations

12	Related party transactions

13	Recently issued accounting pronouncements

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
1 General information and basis of presentation
Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 under the name of Zoompart Holding S.A. to hold investments in flat and long steel manufacturing and distributing companies. The extraordinary shareholders’ meeting held on August 18, 2005, changed the corporate name to Ternium S.A.
Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”). As from February 1, 2006, the Company’s shares are listed in the New York Stock Exchange.
The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2008.
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.
The preparation of consolidated condensed interim financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.
Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains (losses) that are included in the consolidated condensed interim income statement under “Other financial (expenses) income, net”.
These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of Ternium on November 4, 2009.
2 Accounting policies
These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
Recently issued accounting pronouncements were applied by the Company as from their respective dates.
These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2008, except for the application of the following accounting pronouncements, which became effective on January 1, 2009:
1) Comprehensive income
Ternium has applied IAS 1 revised that, among other changes, has incorporated the following:
(a)
all changes in equity arising from transactions with owners in their capacity as owners (i.e. owner changes in equity) have been presented separately from non-owner changes in equity. Under IAS 1 revised, an entity is not permitted to present components of comprehensive income (i.e. non-owner changes in equity) in the statement of changes in equity;

(b)	income and expenses have been presented in two statements (a separate income statement and a statement of comprehensive income), separately from owner changes in equity;

(c)	components of other comprehensive income have been displayed in the statement of comprehensive income; and

(d)	total comprehensive income has been presented in the financial statements.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
2 Accounting policies (continued)
2) Borrowing costs
Beginning on January 1, 2009, and as required by IAS 23 revised, Ternium capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period.
At September 30, 2009, the capitalized borrowing costs are not material.
3 Segment information
Reportable operating segments
For management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.
The flat steel products segment comprises the manufacturing and marketing of hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.
The long steel products segment comprises the manufacturing and marketing of billets (steel in its basic, semi-finished state), wire rod and bars.
The other products segment includes products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.

	Flat steel	Long steel
	products	products	Other	Total
	(Unaudited)
Nine-month period ended September 30, 2009

Net sales	3,080,203	426,812	86,768	3,593,783
Cost of sales	(2,757,134)	(285,200)	(56,299)	(3,098,633)

Gross profit	323,069	141,612	30,469	495,150

Selling, general and administrative expenses	(353,392)	(31,334)	(9,001)	(393,727)
Other operating (expenses) income, net (*)	(21,156)	55	(18)	(21,119)

Operating (loss) income	(51,479)	110,333	21,450	80,304

Depreciation — PP&E	195,765	25,337	9,464	230,566

(*)	Flat steel products segment includes an impairment charge of intangible assets of USD 27.0 million (see Note 10 (ii)).

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
3 Segment information (continued)

	Flat steel	Long steel
	products	products	Other	Total
	(Unaudited)
Nine-month period ended September 30, 2008

Net sales	5,716,564	840,583	186,619	6,743,766
Cost of sales	(4,110,062)	(531,985)	(109,247)	(4,751,294)

Gross profit	1,606,502	308,598	77,372	1,992,472

Selling, general and administrative expenses	(430,767)	(59,762)	(19,391)	(509,920)
Other operating income, net	1,168	2,304	3,753	7,225

Operating income	1,176,903	251,140	61,734	1,489,777

Depreciation — PP&E	234,034	21,043	2,545	257,622
Geographical information
There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and others. The North American area comprises principally United States, Canada and Mexico. The South and Central American area comprises principally Argentina, Brazil, Colombia, Chile, Paraguay and Ecuador.

	South and
	Central	North	Europe
	America	America	and others	Total
	(Unaudited)
Nine-month period ended September 30, 2009
Net sales	1,213,939	2,208,154	171,690	3,593,783

Depreciation — PP&E	84,546	146,004	16	230,566

Nine-month period ended September 30, 2008
Net sales	2,388,553	4,299,941	55,272	6,743,766

Depreciation — PP&E	102,142	155,457	23	257,622

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
4 Cost of sales

	Nine-month period
	ended September 30,
	2009	2008
	(Unaudited)

Inventories at the beginning of the year	1,826,547	1,904,489
Adjustment corresponding to inventories from discontinued operations	—	(455,013)

	1,826,547	1,449,476

Translation differences	(73,210)	(27,188)
Plus: Charges for the period
Raw materials and consumables used and other movements	1,566,923	4,923,611
Services and fees	90,271	118,254
Labor cost	271,322	375,650
Depreciation of property, plant and equipment	227,075	253,170
Amortization of intangible assets	11,349	14,283
Maintenance expenses	160,883	221,408
Office expenses	3,731	6,928
Freight and transportation	25,992	30,617
Insurance	7,003	6,199
(Recovery) Provision for obsolescence	(48,793)	27,352
Valuation allowance	127,553	131,666
Recovery from sales of scrap and by-products	(19,942)	(56,921)
Others	14,948	29,007

Less: Inventories at the end of the period	(1,093,019)	(2,752,218)

Cost of sales	3,098,633	4,751,294

5 Selling, general and administrative expenses

	Nine-month period
	ended September 30,
	2009	2008
	(Unaudited)

Services and fees	35,030	48,504
Labor cost	107,602	150,985
Depreciation of property plant and equipment	3,491	4,452
Amortization of intangible assets	43,376	46,759
Maintenance expenses	4,792	6,109
Taxes	48,067	64,234
Office expenses	17,595	24,199
Freight and transportation	121,048	144,400
Decrease of allowances for doubtful accounts	(1,416)	(953)
Others	14,142	21,231

Selling, general and administrative expenses	393,727	509,920

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
6 Other financial income (expenses), net

	Nine-month period
	ended September 30,
	2009	2008
	(Unaudited)

Net foreign exchange gains (losses)	10,889	(10,209)
Change in fair value of derivative instruments	11,593	(3,479)
Debt issue costs	(3,988)	(10,102)
Others	(4,658)	(14,507)

Other financial income (expenses), net	13,836	(38,297)

7 Property, plant and equipment, net

	Nine-month period
	ended September 30,
	2009	2008
	(Unaudited)

At the beginning of the year	4,212,313	6,776,630
Adjustments corresponding to PP&E from discontinued operations	—	(1,975,269)

	4,212,313	4,801,361
Currency translation differences	(137,067)	26,470
Additions	132,251	382,338
Disposals	(3,072)	(4,353)
Depreciation charge	(230,566)	(257,622)
Transfers and other movements	(6,855)	—

At the end of the period	3,967,004	4,948,194

8 Intangible assets, net

	Nine-month period
	ended September 30,
	2009	2008
	(Unaudited)

At the beginning of the year	1,136,367	1,449,320
Adjustments corresponding to intangible assets from discontinued operations	—	(12,731)

	1,136,367	1,436,589

Currency translation differences	148	9,838
Additions	13,513	32,974
Amortization charge	(54,725)	(61,042)
Transfers and other movements	(4,677)	—
Impairment charge (see note 10 (ii))	(27,022)	—

At the end of the period	1,063,604	1,418,359

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
9 Deferred statutory profit sharing
As mentioned in Note 4 (n) to the audited Consolidated Financial Statements at December 31, 2008, Mexican laws require local companies to pay its employees a profit sharing bonus calculated on a basis similar to that used for local income tax purposes. The Company accounted for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.
In 2008, one of Ternium’s Mexican subsidiaries (Hylsa S.A. de C.V., “Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees are included in the payroll of a company that is expected to generate non-significant taxable income and non-significant temporary differences. The Company agreed to pay its employees a bonus salary that will be calculated on a basis similar to that used for income tax purposes. Accordingly, during the nine-month period ended September 30, 2008, the Company reversed the outstanding balance of the liability as of December 31, 2007 (amounting to USD 96 million) within Income tax (expense) benefit line item in the Consolidated Condensed Interim Income Statement.
10 Contingencies, commitments and restrictions on the distribution of profits
This note should be read in conjunction with Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2008. Significant changes or events since the date of issue of such financial statements are as follows:
(i) Siderar
(a) Expansion project
Within the investment plan to increase its production capacity, Siderar invested as of September 30, 2009, USD 239.4 million and additionally has entered into several commitments to acquire new production equipment for a total consideration of USD 192.6 million.
Furthermore, related to operating activities and to the investment plan, Siderar entered into an agreement with Air Liquide Argentina S.A. (“Alasa”) for the supply of oxygen, nitrogen and argon for a contracted amount of USD 174.1 million which is due to terminate in 2025.
Given the severe international financial crisis, its impact on the steel global market and the uncertainty about the evolution of steel demand, Siderar rescheduled the execution of its investment plan. Consequently, at the end of the period, Siderar agreed with some suppliers to cancel or postpone some purchase orders.
Regarding the agreement entered with Alasa and after several negotiations, a provisory suspension of services and supplies from both parties related to the construction of the new gas facility was agreed until December 31, 2009. A consideration of USD 3.2 million was paid as a reimbursement for expenses incurred by Alasa. If a new postponement is not agreed, or a definitive agreement is not reached, Alasa would be entitled to claim Siderar fulfillment of the contract starting January 1, 2010.
(b) Raw material contracts
Given the financial crisis initiated in 2008 and following global steel industry trends, Siderar entered into several renegotiation processes regarding the main provisions of certain contracts under which the Company had assumed fixed commitments for the purchase of raw materials. The parties have agreed the conditions for the supply of raw materials for the next three years. Under the new agreements, Siderar assumed commitments for a total amount of USD 280.6 million which include purchases of certain raw materials at prices that are USD 50.1 million higher than current market conditions. In addition, Siderar continues the renegotiation process of certain raw material contracts for a total consideration of USD 95.7 million.
(ii) Steel supply contracts
Grupo Imsa (now Ternium Mexico), together with Grupo Marcegaglia, Duferco International and Donkuk Steel were parties to a ten-year steel slab off-take framework agreement with Corus UK Limited dated as of December 16, 2004, which was supplemented by bilateral off-take agreements. Under the agreements, the off-takers were required, in the aggregate, to purchase approximately 78% of the steel slab production of Corus’ Teeside facility in the North East of England, of which Grupo Imsa’s share was 15.38%, or approximately 0.5 million tons per year.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
10 Contingencies, commitments and restrictions on the distribution of profits (continued)
(ii) Steel supply contracts (continued)
In addition, the offtakers were required to make, in the aggregate and according to their respective pro rata shares, significant payments to Corus to finance capital expenditures.. In December 2007, all of Grupo Imsa’s rights and obligations under this contract were assigned to Ternium Procurement S.A. (formerly known as Alvory S.A.).
On April 7, 2009, Ternium Procurement S.A., together with the other offtakers, declared the early termination of their respective off-take agreements with Corus pursuant to a provision allowing the offtakers to terminate the agreements upon the occurrence of certain events specified in the off-take framework agreement. Corus initially denied the occurrence of the alleged termination event and initiated an arbitration proceeding against the offtakers and Ternium Mexico seeking damages arising out of the alleged wrongful termination of the off-take agreements, which damages Corus has not quantified but has stated would exceed the USD150 million maximum aggregate cap on liability of the offtakers under the off-take framework agreement. In addition, Corus threatened to submit to arbitration further claims in tort against the offtakers, and also threatened to submit such claims against certain third-parties to such agreements, including the Company. The offtakers and Ternium Mexico, in turn, denied Corus’ claims and brought counterclaims against Corus which, in the aggregate, would also be greater than USD150 million. On May 12, 2009, Corus, by a letter from its lawyers, alleged that the offtakers’s termination notice amounted to a repudiatory breach of the agreements and stated that it accepted that the agreements had come to an end and that it would no longer pursue a claim for specific performance in the arbitration; the claim for damages, however, would be maintained. The arbitration proceeding has not yet concluded. At the date of issue of these financial statements it is impossible to foresee the final outcome of this arbitration proceeding.
At the acquisition of Ternium Mexico by Ternium, the Company valued the intangible asset related to this contract at USD 29.7 million. As of March 31, 2009, the Company decided to fully impair the remaining value of this intangible asset for a total amount of USD 27.0 million, as the value of such intangible asset was not representative of the market conditions.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At September 30, 2009, this reserve reached the above-mentioned threshold.
Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At September 30,
2009
(Unaudited)

Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	201,674
Non distributable reserves	1,414,123
Accumulated profit at January 1, 2009	1,457,281
Profit for the period	50,610

Total shareholders’ equity under Luxembourg GAAP	5,328,905

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Discontinued operations
(i) Sale of non strategic U.S. assets
On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 722.7 million on a cash-free and debt-free basis, net of working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. As of September 30, 2008, the result of this transaction was a gain of USD 97.5 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect.
(ii) Nationalization of Sidor
On March 31, 2008, Ternium S.A. (the “Company”) controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest, and authorizing the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela. The Decree also stated that, in the event the parties failed to reach agreement by the expiration of the 60-day period, the Venezuelan Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation of, and the Executive Branch would order the expropriation of, the shares of the relevant companies in accordance with the Venezuelan Expropriation Law.
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control and complete responsibility for Sidor’s operations, and Sidor’s board of directors ceased to function. However, negotiations between the Venezuelan government and the Company regarding the terms of the compensation continued over several months, and the Company retained formal title over the Sidor shares during that period.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Discontinued operations (continued)
(ii) Nationalization of Sidor (continued)
On May 7, 2009, the Company completed the transfer of its entire 59.7% interest in Sidor to CVG. The Company agreed to receive an aggregate amount of USD 1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid USD 400 million in cash at closing. The balance was divided in two tranches: the first tranche of USD 945 million is being paid in six equal quarterly installments (the first installment was paid on August 7, 2009), while the second tranche is due in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level. Under the agreements with CVG and Venezuela, in the event of non-compliance by CVG with its payment obligations, the Company has reserved the rights and remedies that it had prior to the transfer of the Sidor shares in relation to any claim against Venezuela, subject to certain limitations, including that the Company may not claim an amount exceeding the outstanding balance due from CVG.
At September 30, 2009, the value of the Sidor financial asset (following the receipt of the USD 666.5 million cash payments) amounted to USD 1,210.9 million after application of a 14.36% annual discount rate to adequately reflect, and only for the purpose of recording, the present accounting value of the receivable with CVG.
In the three-month period ended June 30, 2009, the Company recorded a net gain, in accounting terms, of USD 428.0 million in connection with this transaction which is disclosed within “Income from discontinued operations” in the Consolidated Condensed Interim Income Statement. This result represents the difference between (i) the fair value, in accounting terms, net of taxes and other transaction costs, of the compensation for the Sidor financial asset (which comprised a USD 400 million cash payment and a receivable against CVG that, at May 7, 2009, had a fair value of USD 1,382.0 million after application of the discount rate stated above, net of taxes and other transaction costs of USD 35.1 million) and (ii) the carrying amount of the Sidor financial asset at March 31, 2009. In addition, at September 30, 2009 the Company recorded a gain in the amount of USD 95.4 million included in “Interest income — Sidor financial asset” in the Consolidated Condensed Interim Income Statement. All the above is without prejudice to the rights of the Company, including the rights and remedies reserved in the agreement with CVG and Venezuela as described above, in the event of non-compliance by CVG with its payment obligations.
(iii) Analysis of the result of discontinued operations:

	Nine-month period
	ended September 30,
	2009	2008
	(Unaudited)
Net sales	—	467,618
Cost of sales	—	(306,744)

Gross profit	—	160,874

Selling, general and administrative expenses	—	(90,362)
Other operating income, net	—	1,080

Operating income	—	71,592

Financial expenses, net	—	(15,330)
Loss from Participation Account — Sidor	—	(96,525)
Income from Participation Account	—	210,205
Equity in losses of associated companies	—	(150)

Income before income tax	—	169,792

Income tax benefit	—	41,326

Subtotal	—	211,118

Gain from the sale of non strategic U.S. assets	—	97,481
Reversal of currency translation adjustment — Sidor		(151,504)
Gain from the disposal of Sidor (net of income tax)	428,023	—

Income from discontinued operations	428,023	157,095

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
11 Discontinued operations (continued)
(iv) Analysis of cash flows from discontinued operations:

	Nine-month period
	ended September 30,
	2009	2008
	(Unaudited)
Cash flows from discontinued operating activities

Net income of from discontinued operations	428,023	157,095
Adjustments for:
Depreciation and amortization	—	50,820
Income tax accruals less payments	—	(41,613)
Gain from the sale of non strategic U.S. assets	—	(97,481)
Reversal of currency translation adjustment — Sidor		151,504
Gain from the disposal of Sidor	(428,023)	—
Changes in working capital and others	—	107,184

Cash flows from discontinued operating activities	—	327,509
Net cash used by discontinued investing activities	—	(54,923)
Net cash used in discontinued financing activities	—	(30,216)

Net cash from discontinued operations	—	242,370

12 Related party transactions
The Company is controlled by San Faustín, which at September 30, 2009 indirectly owned 72.10% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.
The following transactions were carried out with related parties:

	Nine-month period
	ended September 30,
	2009	2008
	(Unaudited)
(i) Transactions

(a) Sales of goods and services
Sales of goods to other related parties	23,070	76,749
Sales of services and others to associated parties	57	—
Sales of services and others to other related parties	391	1,015

	23,518	77,764

(b) Purchases of goods and services
Purchases of goods from other related parties	23,976	36,999
Purchases of services and others from associated parties	23,242	22,888
Purchases of services and others from other related parties	68,655	117,574

	115,873	177,461

(c) Financial results
Income with associated parties	558	531
Income with other related parties	118	—
Expenses with other related parties	(27)	—

	649	531

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
12 Related party transactions (continued)

	September 30,	December 31,
	2009	2008
	(Unaudited)
(ii) Period-end balances

(a) Arising from sales/purchases of goods/services
Receivables from associated parties	1,602	1,655
Receivables from other related parties	5,220	20,271
Advances to suppliers with other related parties	12,425	27,302
Payables to associated parties	(796)	(1,164)
Payables to other related parties	(17,258)	(44,047)

	1,193	4,017

(b) Other investments — non current
Time deposits	16,780	15,075

	16,780	15,075

13 Recently issued accounting pronouncements
(i) IFRIC Interpretation 17, “Distributions of Non-cash Assets to Owners”
In December 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 17 “Distributions of Non-cash Assets to Owners” (“IFRIC 17”). IFRIC 17 applies to an entity that distributes assets other than cash (non-cash assets) as dividends to its owners. In those situations, an entity may also give its owners a choice of receiving either non-cash assets or a cash alternative.
An entity shall apply this Interpretation prospectively for annual periods beginning on or after 1 July 2009. Retrospective application is not permitted. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2009, it shall disclose that fact and also apply IFRS 3 (as revised in 2008), IAS 27 (as amended in May 2008) and IFRS 5 (as amended by this Interpretation).
The Company’s management estimates that the application of IFRIC 17 will not have a material effect on the Company’s financial condition or results of operations.
(ii) IFRIC Interpretation 18, “Transfers of assets from customers”
In January 2009, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 18 “Transfers of assets from customers” (“IFRIC 18”). IFRIC 18 applies to agreements in which an entity receives from a customer an item of property, plant and equipment (or cash to construct or acquire an item of property, plant and equipment) that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.
An entity shall apply this Interpretation for transfers of assets from customers received on or after 1 July 2009. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 July 2009, it shall disclose that fact.
The Company’s management estimates that the application of IFRIC 18 will not have a material effect on the Company’s financial condition or results of operations.
(iii) Amendments to IFRS 7, “Financial Instruments: Disclosures”
In March 2009, the IASB amended International Financial Reporting Standard 7 “Financial Instruments: Disclosures” (“IFRS 7 — amended”). IFRS 7 — amended includes modifications to International Financial Reporting Standard 7 that are related, primarily, to the expansion of disclosures required in respect of fair value measurements recognized in the statement of financial position and in respect of liquidity risk.
Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. In the first year of application, entities are not required to provide comparative information for the new disclosures.
The Company’s management estimates that the application of IFRS 7 — amended will not have a material effect on the Company’s financial statements.

TERNIUM S.A.
Notes to the Consolidated Condensed Interim Financial Statements (Contd.)
13 Recently issued accounting pronouncements (continued)
(iv) Amendments to IFRIC 9 and IAS 39, “Embedded Derivatives”
In March 2009, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” and IFRIC Interpretation 9 “Reassessment of Embedded Derivatives”. The amendments clarify the accounting of embedded derivatives when a financial asset is reclassified out of the “fair value through profit or loss” category as permitted by IAS 39, as amended in October 2008. By these amendments, IFRIC 9 was amended to permit such reclassification and to clarify that an entity is required to assess whether an embedded derivative is closely related to the host contract at the date of reclassification.
Entities shall apply these amendments for annual periods beginning on or after 30 June 2009.
The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.
(v) Improvements to International Financial Reporting Standards
In April 2009, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.
The effective date of each amendment is included in the IFRS affected.
The Company’s management estimates that the application of this paper will not have a material effect on the Company’s financial condition or results of operations.
(vi) Amendments to IFRS 2, “Shared-based Payments”
In June 2009, the IASB amended International Financial Reporting Standard 2 “Shared-based Payments”. The amendment clarifies the accounting of group cash-settled shared-based payment transactions, establishing that in its separate or individual financial statements, the entity receiving the goods or services shall measure the goods or services received as either an equity-settled or a cash-settled share-based payment transaction by assessing: (i) the nature of the awards granted, and (ii) its own rights and obligations.
Entities shall apply these amendments to all share-based payments within the scope of IFRS 2, retrospectively, for annual periods beginning on or after 1 January 2010. Earlier application is permitted.
The Company’s management estimates that the application of this amendment will not have a material effect on the Company’s financial condition or results of operations.
(vii) Amendments to IAS 32, “Classification of Right Issues”
In July 2009, the IASB amended International Financial Reporting Standard 32 “Financial Instruments: Presentation” (IAS 32 — amended). The amendment includes changes in the definition of a financial liability to exclude rights, options or warrants to acquire a fixed number of the entity’s own equity instruments offered pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.
Entities shall apply these amendments for annual periods beginning on or after 1 February 2010.
The Company’s management estimates that the application of this amendment will not have a material effect on the Company’s financial condition or results of operations.
Roberto Philipps
Chief Financial Officer